Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	First Quarter	For the Years Ended December 31,
	2012	2011	2010	2009
Earnings
Income/(Loss) before income taxes	$452	$2,404	$3,054	$2,001
Less: Equity in net income of affiliated companies	16	21	12	1
Fixed charges	806	3,518	4,233	5,174
Earnings before fixed charges	$1,242	$5,901	$7,275	$7,174

Fixed charges (a)
Interest expense	$803	$3,507	$4,222	$5,162
Rents	3	11	11	12
Total fixed charges	$806	$3,518	$4,233	$5,174

Ratio of earnings to fixed charges	1.54	1.68	1.72	1.39
__________
(a) Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).